UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Alithya Group Inc.

(Name of Issuer)

Class A subordinate voting shares, no par value

(Title of Class of Securities)

01643B106

(CUSIP Number)

April 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 01643B106	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

La Capitale Civil Service Insurer Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF	5	SOLE VOTING POWER 9,983,276
SHARES
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER 0
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER 9,983,276
WITH:

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,983,276

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.0%*

12	TYPE OF REPORTING PERSON (See Instructions)
FI

* This percentage calculation is based on 76,556,498 outstanding Class A subordinate voting shares as of April 1, 2021.

CUSIP No. 01643B106	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: Alithya Group Inc.

(b)	Address of Issuer’s Principal Executive Offices: 1100 Robert-Bourassa Boulevard, Suite 400 Montréal, Québec, Canada, H3B 3A5

Item 2.

(a)	Name of Person Filing: La Capitale Civil Service Insurer Inc.

(b)	Address of Principal Business Office or, if None, Residence: 625 Jacques-Parizeau Street, City of Québec, Quebec, Canada, G1R 2G5

(c)	Citizenship: Québec, Canada

(d)	Title of Class of Securities: Class A subordinate voting shares, no par value

(e)	CUSIP Number: 01643B106

CUSIP No. 01643B106	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 9,983,276 shares

(b)	Percent of class:

13.0% (See Footnote *, Page 2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

9,983,276

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

9,983,276

(iv)	Shared power to dispose or to direct the disposition of

0

CUSIP No. 01643B106	SCHEDULE 13G	Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(a)       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)       By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a legal person governed by the Quebec Insurers Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2021	LA CAPITALE CIVIL SERVICE INSURER INC.

	By:	/s/ Pierre Marc Bellavance

Executive Vice-President and Leader - Legal affairs, Compliance and Corporate Secretary

Page 6 of 6 Pages